UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENDOLOGIX, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29266S106

(CUSIP Number)

5/29/02

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29266S106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EBDFam, Inc. Tax ID #86-0940000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 1,252,375

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,252,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 29266S106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward B Diethrich SS ####-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 1,252,375

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,252,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 29266S106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T&L Investments LP Tax ID #86-0939970

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ARIZONA Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-

	6	SHARED VOTING POWER 1,252,375

	7	SOLE DISPOSITIVE POWER -0-

	8	SHARED DISPOSITIVE POWER 1,252,375

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.

          (a) Name of Issuer:

                    ENDOLOGIX, INC.

          (b) Address of Issuer’s Principal Executive Offices:

                    13900 Alton Parkway, Suite 122

                    Irvine, CA 92618

Item 2.

          (a) Name of Person Filing:

                    EBDFam, Inc.

                    Edward B Diethrich
                    T&L Investments, Inc.

          (b) Address of Principal Business Office or, if none, Residence:

                    EBDFam, Edward B Diethrich and T&L Investments, Inc.

                         2632 N 20th Street, Phoenix AZ 85006

          (c) Citizenship:

                         EBDFam — Arizona

                         Edward B Diethrich — Arizona
                         T&L Investments, Inc. — Arizona

          (d) Title of Class of Securities:

                         Common Stock

          (e) CUSIP Number:

                         29266S106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

          Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,252,375

(b)	Percent of class:	5.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote:	1,252,375*

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of	1,252,375*

* Note:	T&L Investments LP is a partnership with Dr. Edward B Diethrich, his wife and two adult children. EBDFam, Inc. is the corporate general partner of which Edward B Diethrich is the President and Sole Director.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     All shares reported in this schedule are held in T&L Investments LP

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N/A

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

99	Joint Filing Agreement, dated as of May 12, 2003, among EBDFam, Inc., Edward B Diethrich, M.D., President; Edward B Diethrich; and T&L Investments LP, Edward B Diethrich, M.D., General Partner

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2003	T&L INVESTMENTS LP

	By:	/s/ Edward B. Diethrich, M.D.

Name: Edward B Diethrich, M.D. Title: General Partner